Exhibit 8.1

SUBSIDIARIES OF BUUU GROUP LIMITED

Subsidiaries	Place of Incorporation	Percentage Ownership
BU Creation Limited	Hong Kong SAR	100%
BU Workshop Limited	Hong Kong SAR	75%
Brightray Science Inc.	Cayman Islands	60%
Brightray Veridian Pte. Ltd.	Singapore	100% (held by Brightray Science Inc.)
Brightray Nexus Pte. Ltd.	Singapore	100% (held by Brightray Science Inc.)
DC Science HK Limited	Hong Kong SAR	98% (held by Brightray Veridian Pte. Ltd.)